Exhibit 99.9

PRESS RELEASE
Aya Gold & Silver Reports Q4 and Full Year 2024 Results; Announces 2025 Production and Cost Guidance

Montreal, Quebec, March 28, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) today announced financial and operational results for the fourth quarter and full year ended December 31, 2024. All amounts are in US dollars, unless otherwise stated.

Full Year 2024 Highlights

●	Silver produced totaled 1,646,265 ounces (“oz”) in 2024 compared to 1,970,646 oz in 2023, is in line with revised guidance of 1.6 to 1.8 million (“M”) silver (“Ag”) oz.

●	Ore processed increased 27% to 358,919 tonnes (“t”) in 2024 compared with 281,634t in 2023.

●	Revenues reported from silver sales generated $39.1M (decreasing 9% over 2023), at an average realized silver price of $26.04/oz.

●	Adjusted cash cost per silver ounce sold(i)totaled $19.62/oz in 2024, compared with $12.50/oz in 2023. The increase in year-over-year (“YoY”) cash costs were related to expansion preparations.

●	Robust financial position reported with $49.2M of cash and restricted cash(ii) as at December 31, 2024.

●	New plant completed and commercial production declared at year end. Mill ramp-up is ongoing with plant having reached nameplate capacity.

●
Boumadine 2024 exploration program led to a new resource estimate consisting of an Indicated Mineral Resource of 5.2Mt at 448 g/t AgEq(iii) containing an estimated 74.4Moz of AgEq oz, and an Inferred Mineral Resource of 29.1Mt at 402 g/t AgEq containing an estimated 377.7Moz of AgEq oz published in 2025.

●	Boumadine exploration footprint expanded with the addition of 15 permits, increasing the Boumadine land package by 117% in 2024.

●	Total metres drilled totaled 153,875 metres (“m”) in 2024, representing a 138% increase in metres drilled over 2023.

●	Health and safety (“H&S”) prioritized with continued emphasis on preventative measures, analyses and 12,907 hours of H&S training completed for the year.

●	90km powerline (60kV) commissioned and powered.

●	Amizmiz gold project spinout announced creating a new North African gold focused exploration company, Mx2 Mining Inc.

Q4 2024 Highlights

●	Silver produced totaled 491,310 oz in 2024 compared to 450,046 oz in 2023.

●	Ore processed increased 17% to 113,674t (or 1,236 tonnes per day (“tpd”) in Q4-2024 compared with 66,449t (or 722 tpd) in Q4-2023.

●	Plant availabilities reached 91.5% and 96.5% for the flotation and cyanidation plants, respectively, during the quarter.

●	Revenues reported from silver sales generated $9.3M in Q4-2024 (decreasing 16% year-over-year), at an average realized silver price of $27.65/oz.

●	Cash flow generated from operating activities totaled $2.4M in Q4-2024, supported by working capital, compared to ($12.1M) used in Q4-2023.

●	Adjusted cash cost per silver ounce sold(iv) totaled $21.51/oz in Q4-2024, compared with $13.69/oz in Q4-2023. The increase in cash costs were related to expansion preparations.
"2024 was a pivotal year for Aya, highlighted by the successful on budget completion of the Zgounder Mine expansion — a rare achievement in this industry,” said Benoit La Salle, President and CEO. “This milestone was essential for the commissioning phase and the declaration of commercial production announced in Q4-2024. We are now focused on optimizing Zgounder’s operations, and we expect to complete an updated Technical Report in 2025, which will provide the foundation for future production and cost guidance.
“Moreover, within one month of our first silver pour, we declared commercial production, and production is now running above nameplate capacity, while balancing a shift from underground to an open-pit focused operation. As we enter 2025, our focus remains on maximizing profitability while pursuing growth opportunities at both Zgounder and Boumadine — with Boumadine poised to reveal its tremendous potential.”

Q4 and Full Year 2024 Operational and Financial Highlights

	Three-Month periods ended December 31			Years ended December 31
Operational Highlights	2024	2023	Variance	2024	2023	Variance
Ore mined (tonnes)	102,485	176,208	(42%)	444,375	493,340	(10%)
Avg. grade mined (g/t Ag)	168	201	(17%)	162	213	(24%)
Ore processed (tonnes)	113,674	66,449	71%	358,919	281,634	27%
Avg. grade processed (g/t Ag)	159	239	(33%)	171	250	(32%)
Combined mill recovery	84.8%	86.7%	(1.9%)	83.7%	86.9%	(3.2%)
Milling operations (tpd)	1,236	722	71%	981	772	27%
Silver ingots produced (oz)	235.227	173,117	36%	592,268	740,236	(20%)
Silver in concentrate produced (oz)	256,083	276,929	(8%)	1,053,997	1,230,410	(14%)
Total silver produced (oz)	491,310	450,046	9%	1,646,265	1,970,646	(16%)
Silver ingots sold (oz)	88,725	206,731	(57%)	455,451	726,395	(37%)
Silver in concentrate sold (oz)	249,007	300,904	(17%)	1,046,475	1,285	(19%)
Total silver sales (oz)	337,733	507,635	(33%)	1,501,927	2,012,344	(25%)
Avg. net realized silver ($/oz)	27.65	21.81	27%	26.04	21.29	22%
Cash costs per silver ounce sold(v)	26.57	13.69	94%	21.71	12.50	74%
Adjusted cash costs per silver ounce sold(vi)	21.51	13.69	57%	19.62	12.50	57%

	Three-Month periods ended December 31			Years ended December 31
Financial Highlights	2024	2023	Variance	2024	2023	Variance
Revenues	9,338	11,070	(16%)	39,117	42,849	(9%)
Cost of sales	11,084	6,276	77%	33,735	27,042	25%
Gross (loss) profit	(1,746)	4,794	(136%)	5,382	15,807	(66%)
Operating (loss) income	(34,469)	1,399	(2,564%)	(38,747)	4,931	(886%)
Net (loss) income	(29,983)	3,590	(935%)	(26,027)	5,332	(588%)
Operating cash flows	2,356	(12,136)	(119%)	(8,615)	3,377	(355%)
Working capital(vii)	23,424	33,704	(31%)	23,424	33,704	(31%)
Cash and restricted cash(viii)	49,190	70,333	(30%)	49,190	70,333	(30%)

Shareholders
(Loss) Earnings per share – basic	(0.23)	0.03	NM	(0.20)	0.05	NM
(Loss) Earnings per share – diluted	(0.23)	0.03	NM	(0.20)	0.04	NM

Operational Review
Aya completed the construction of the new processing plant at Zgounder in 2024, in addition to expanding underground and open-pit mining operations. Construction and development activities completed in 2024 included:
•Tailings and water storage facilities.
•Underground development, both lateral and vertical.
•Surface and underground mine infrastructures, including workshops, warehouses, backfill station and the electrical substation.
•New assay laboratory.
In 2024, 444,375t of ore was mined at an average grade of 162 g/t. Stripping ratio for the open pit was 16. As of December 31, 2024, 336,371t of ore was stockpiled at an estimated grade of 153g/t, allowing a comfortable buffer for the mine ramp up, which is expected to reach steady state 3,000tpd processing rate in 2025.
Commercial production was declared in December 2024 for the expanded operations. During the year, 358,919 tonnes of ore were processed at an average grade of 171 g/t. Combined mill recovery was 83.7% and is expected to reach the feasibility study recovery rate of 89% in 2025 as the new mill is optimized.

Figure 1: The mineral processing plant in operation at night

Figure 2: New Merrill Crowe and Refinery Building
Exploration
Zgounder Near Mine and Regional
Drilling at Zgounder near the mine focused on targets west, near the major fault, at depth toward the granite contact and at east around the open-pit area in 2024. Infill drilling, underground and surface, on the high-grade mineralization at the main ore body confirmed the mineralization and extended underground production zones. A total of 35,931m were drilled in the year.
Regionally, a total of 10,257m of diamond drill holes (“DDH”) were completed on Zgounder permits, mostly on targets inside a two-kilometre (“km”) radius of the mine. Although many results of this campaign are still pending, preliminary results received show anomalous silver occurrences indicating the potential for discovery of satellite deposits to the Zgounder Mine. A high resolution airborne geophysical survey was completed over the Tirzzit area in addition to a stream sediment geochemistry campaign on both Tirzzit and Zgounder Far East permits. Results will be reviewed, which will inform the 2025 drilling program.
Boumadine
In 2024, Aya completed 107,687m of drilling compared to the initial 120,000m program planned, extending the strike length from 4.2 km to 5.4 km.

A new mineral resource estimate for Boumadine, was released on April 16 2024, consisting of an Inferred Mineral Resource of 23.6Mt at 85 g/t Ag, 2.62 g/t Au, 2.32% Zn and 0.84% Pb containing an estimated 64.7Moz of Ag, 1.98Moz of Au, 546kt of Zn and 198kt of Pb and an Indicated Mineral Resource of 2.0Mt at 113 g/t Ag, 2.51 g/t Au, 4.32% Zn and 1.07% Pb containing an estimated 7.4Moz of Ag, 165koz of Au, 88kt of Zn and 22kt of Pb. This mineral resource estimate was subsequently updated in early 2025, showing a 120% increase in Indicated resources and a 19% increase in Inferred resources (see mineral resource update news release dated February 24, 2025).
In the first half of 2024, Aya completed a satellite mapping and spectral study on Boumadine using WorldView-3 data over 674km2. The study identified numerous clay alteration halos similar to Boumadine. In addition, an extensive regional airborne geophysical survey, covering an area of 1,266km2 with 13,714-line km was completed. The survey identified multiple parallel, on-trend conductive anomalies similar to known conductors identified at Boumadine Main Trend. The continuation of the Boumadine south main trend anomaly and a series of new N340 and north–south oriented conductive anomalies; and a very large, apparent conductive anomalies occurring 5km west of Boumadine, of similar orientation and stronger intensity than the Boumadine Main Trend conductor. This very large system also includes strong potential conductors occurring in an east-west direction. Some of these anomalies were drill tested in Q4, but most will be drilled in 2025.
Also, during 2024, Aya continued to expand its Boumadine land holdings through the acquisition of 15 permits. The Boumadine land package increased by 117% to total 212 km² by year-end 2024.
2025 Guidance and Outlook
2025 Production and Cost Guidance

Zgounder	2025 Guidance
Silver production (M oz Ag)	5.0 – 5.3
Silver cash cost ($/oz)(ix)	15.00 – 17.50
Recovery (%)	84 – 88
Average grade processed (g/t Ag)	170 – 200
Exploration and development for all Moroccan projects ($ millions)	25 – 30
The Corporation’s primary focus for 2025 is ramping up the plant and mining to steady state of 3,000tpd while rationalizing costs.
The Corporation expects Zgounder production to range between 5.0 and 5.3 million silver ounces at a cash cost(x) of between $15.00 - $17.50/oz. Costs are expected to be higher in the first part of the year and steadily improve as production ramps up to reach steady state. The following foreign currency assumptions were used in the guidance: US$/C$ 1.40; and US$/MAD 10.10.
Sales Mix and Product Strategy
In 2024, the Corporation's silver sales were comprised of approximately 70% silver concentrate and 30% silver ingots. Sales of silver concentrate are typically payable at 85% once treatment charges and refining charges are considered. With the new Zgounder mill in operation, only silver ingots will be produced and sold starting in Q2-2025. This shift is expected to improve overall realized price for a given sales volume by increasing the payable of silver ingots compared to concentrate.
Cost of Sales and Production Strategy
In 2024, approximately 60% of ore mined originated from the underground mine, while the remaining 40% was sourced from the open pit. The underground mine operates at a higher cost per tonne of ore mined compared to the open pit, and recent history shows that open pit has performed better in terms of ore recovery and grade predictability. To enhance cost efficiency and improve margins, the Corporation is transitioning its production strategy to approximately 1/3 underground and 2/3 open pit mix. This shift is expected to significantly reduce overall mining costs in the coming quarters and contribute to improved cash costs in 2025. An updated mine plan is being completed this year to support this change in mining strategy.
2025 Exploration Program

Asset	2025 Drilling Planned
Zgounder – near-mine and regional	20,000m – 25,000m
Boumadine	100,000m – 140,000m
Drilling at Zgounder (near-mine) will follow up on underground targets generated from the 2024 program. An additional 10,000m will be drilled on targets within the Zgounder Regional permits with the objective of finding satellite mineralization to Zgounder. Drilling data obtained from exploration in 2023, 2024 and 2025 will be used to publish an updated mineral resource estimate for Zgounder later in 2025.
At Boumadine, 50% of the drilling will focus along the Main Trend and Tizi to continue extending the known mineralization trend along strike and at depth and to infill known areas advancing the project towards a preliminary economic assessment, which is targeted for 2026. The remaining drilling budgeted will focus on greenfield exploration designed to test geological hypotheses and drill targets generated from the past three years of work.

Sustainability
In 2025, Aya will continue to focus on consolidating its management processes with the goal of minimizing the environmental and social impacts from current and expanded operations, while continuously enhancing its safety culture. The following activities will be prioritized:
•Conduct a comprehensive double materiality assessment to enhance the accuracy and relevance of our sustainability reporting.
•Migrate climate-related reporting from TCFD to IFRS S2 reporting standards.
•Further embed a zero-incident H&S culture and operationalize the mine response teams.
•Improve the waste management plan.
•Increase data gathering and environmental monitoring at Zgounder.
•Collaborate with local authorities to enhance local water access, strengthen livelihood projects particularly for women and build community resiliency:
•Health – Mobile and weekly health clinics in partnership with Moroccan institutions and community organizations.
•Education – Reinforce local capacity through school supplies, online support for middle-school children, and an adult literacy program.
•Livelihood projects – Launch an inaugural “Call for Proposals” where community members are invited to submit their business projects on various livelihood projects, and those selected will earn support from the Corporation to develop their project and seek further funding opportunities.
•Stakeholder engagement – Deepen communication and awareness of the revised Stakeholder Engagement Plan and grievance mechanism.
Q4 and Full Year 2024 Conference Call Details
As previously announced, Aya will release its Q4 and Full-Year 2024 results on March 28, 2025 before market-open. Management will host a conference call on the same day at 9 a.m. Eastern Time to discuss the Corporation’s operational and financial results.
Webcast link: https://edge.media-server.com/mmc/p/gq6awkxb
Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form.
https://register-conf.media-server.com/register/BI3868fe7783244ac1995e4adc45e7520a

2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The live webcast will be archived and will be available for replay. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, Vice-President of Exploration, and by Raphaël Beaudoin, P. Eng, Vice-President, Operations, both of whom a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA	Alex Ball
President & CEO	VP, Corporate Development & IR
benoit.lasalle@ayagoldsilver.com	alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “guidance”, “ongoing”, “focus”, “optimize”, “expect”, “maximize”, “pursue”, “similar”, “potential”, “improve”, “transition”, “objective”, “continue”, “target”, “prioritize”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to (1) Aya reaching milling nameplate capacity in early 2025; (2) optimization of Zgounder’s operations; (3) Aya to complete an updated Technical Report in 2025; (4) maximization of profitability; (5) growth opportunities at both Zgounder and Boumadine; (6) Boumadine potential, namely statement to the effect that Boumadine is to reveal its potential in 2025; (7) Zgounder plant mining capacity to process ore at a steady rate of 3,000tpd in 2025; (8) mill recovery rate to reach the feasibility study recovery rate of 89% in 2025; (9) mill optimization; (10) potential for discovery of satellite deposits to the Zgounder Mine; (11) results from the geophysical and geochemical survey; (12) execution of the 2025 drilling program; (13) growing Boumadine mineralized footprint including through the multiple potentially parallel, on-trend conductive anomalies; (14) similarity to Boumadine of the multiple potentially parallel, on-trend conductive anomalies; (15) drilling of the Boumadine anomalies in 2025; (16) Aya’s guidance, namely the Corporation’s ability to attain 5.0 – 5.3 Moz Ag of annual production, a cash cost raging between $15.00 – $17.50/oz, a recovery of 84% – 88%, an average grade processed of 170 – 200 g/t Ag, and to deploy an exploration and development budget of 25 – 30 million dollars; (16) timing for ramp up of the Zgounder plant and optimization of its mining capacity rationalizing costs; (17) foreign exchange rate; (18) sales mix and product strategy, including only silver ingots to be produced and sold starting in Q2-2025; (19) results of the sales mix shift, including improvement to overall realized price for a given sales volume; (20) transition to a production strategy at Zgounder Mine to 1/3 underground and 2/3 open pit; (21) impacts of the shift to 1/3 underground and 2/3 open pit at Zgounder Mine on cost efficiency, margins, mining costs, and cash cost in 2025; (22) the completion of a mine plan in 2025 to support the shift in mining strategy at the Zgounder Mine plant; (23) the 2025 exploration program, namely the 2025 drilling program at Zgounder – near-mine and regional of 20,000m – 25,000m, and at Boumadine of 100,000m – 140-000m; (24) planned drilling campaign at Zgounder (near-mine) to follow up on the underground targets generated from the 2024 program; (25) finding satellite mineralization at Zgounder; (26) update of the mineral resources estimate for Zgounder later in 2025; (27) focus of the drilling at Boumadine, namely along the Main Trend and Tizi; (28) expending of the know mineralization trend along strike, at depth and to infill areas at Boumadine; (29) advancement of the preliminary economic assessment, which is targeted for 2026; (30) the greenfield exploration to test geological hypotheses and drill targets generated from the past three years of work; (31) Aya’s strategy and priorities with respect to Environment, Social and Governance. Such statements reflect the Corporation's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, geological, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to Aya’s capacity to execute on its plan, its capacity to achieve each item of its guidance, and those material factors and assumptions set forth in Corporation’s management's discussion and analysis ("MD&A") and the Corporation's Annual Information Form ("AIF") for the year ended December 31, 2024 available with Canadian securities regulators, as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Corporation’s operations and development projects being consistent with current expectations including, without limitation the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5) the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8) attributable production and cost of sales forecasts for the Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation’s analysis thereof being consistent with expectations (including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the Corporation’s internal models; (10) labour and materials costs increasing on a basis consistent with our current expectations; (11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations, and (18) transactions announced by the Corporation, including the Mx2 spinoff advancing and closing per the Corporation’s timeline and expectations. For a more detailed discussion of such risks and other factors that may affect the Corporation's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the AIF and MD&A available on SEDAR+ at www.sedarplus.ca, as well as the Corporation's other filings with the Canadian securities regulators.
Readers are advised and cautioned not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.
Notes to Investors Regarding the Use of Mineral Resources
Zgounder technical information on resources and reserve is based on technical report entitled “NI 43-101 TECHNICAL REPORT – FEASIBILITY STUDY ZGOUNDER EXPANSION PROJECT”, originally dated March 31, 2022, and amended on June 16, 2022 with an effective date of December 13, 2021 (the “Zgounder Report”) which was prepared under the supervision of Daniel M. Gagnon, DRA, with the participation of William Stone, Antoine Yassa, Jarita Barry, Fred Brown, Eugene Puritch, Daniel Morrison, André-François Gravel, Claude Bisaillon, Julie Gravel, Kathy Kalenchuk, Hugo Dello Sbarba, Philippe Rio Roberge, Richard Barbeau & Stephen Coatesall “qualified persons” for the purpose of the Zgounder Report.

Boumadine technical information is based on Aya’s press release of February 24, 2025. The mineral reserve and mineral resource estimates contained in this press release have been prepared in accordance with NI 43-101.
Mineral resources are reported exclusive of mineral reserves and as such the mineral resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is therefore no certainty that the conclusions of the initial exploration drilling results will be realized. Additionally, where the Corporation discusses exploration/expansion potential, any potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Corporation’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available atwww.sedar.com and the Corporation’s website at www.ayagoldsilver.com.
Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.
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(i) The Corporation reports non-GAAP measures, including adjusted cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 30 of the Corporation’s Q4-2024 MD&A for a reconciliation of non-GAAP to GAAP measures.
(ii) Non-GAAP Measures, consisting of cash and cash equivalents of $30.9 million and restricted cash of $18.2 million (December 31, 2024).
(iii) All intersections are in core lengths. Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting on the following ratios: 1g/t Au: 76.9 g/t Ag; 1% Cu: 97.63 g/t Ag; 1% Pb: 27.7 g/t Ag; 1% Zn: 28.1 g/t Ag.
(iv) The Corporation reports non-GAAP measures, including adjusted cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 30 of the Corporation’s Q4-2024 MD&A for a reconciliation of non-GAAP to GAAP measures.
(v) The Corporation reports non-GAAP measures, including cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 30 of the Corporation’s Q4-2024 MD&A for a reconciliation of non-GAAP to GAAP measures.
(vi) The Corporation reports non-GAAP measures, including adjusted cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 30 of the Corporation’s Q4-2024 MD&A for a reconciliation of non-GAAP to GAAP measures.
(vii) Non-GAAP Measures, consisting of current assets of $76.5 million less current liabilities of $53.1 million (December 31, 2023, current assets of $80.4 million less current liabilities of $46.7 million).
(viii) Non-GAAP Measures, consisting of cash of $30.9 million and restricted cash of $18.2 million (December 31, 2023, balances of $49.8 million and $20.5 million respectively).
(ix) The Corporation reports non-GAAP measures, including cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 30 of the Corporation’s Q4-2024 MD&A for a reconciliation of non-GAAP to GAAP measures.
(x) The Corporation reports non-GAAP measures, including cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 30 of the Corporation’s Q4-2024 MD&A for a reconciliation of non-GAAP to GAAP measures.